March 10, 2011

Joyce Sweeney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Fero Industries, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 13, 2010

Form 10-K/A Amendment No. 1

Filed December 13, 2010

File No. 000-53337

Dear Ms. Sweeney:

Fero Industries, Inc. (the “Company”), a Colorado corporation, has received and reviewed your letter of January 19, 2011, pertaining to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2010 as filed with the Securities & Exchange Commission (the “Commission”) on October 13, 2010 and the Company’s Form 10-K/A Amendment No. 1 as filed with the Commission on December 13, 2010.  Please note that the Company filed a Form 10-K/A Amendment No. 2 with the Commission on December 16, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 19, 2011.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm. page F-2

1.

We note that the report refers to the statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2010. Please file a revised report from your accountants that also refers to the period of inception through June 30, 2010. In your Form 10-K amendment please include all of Item 8 and file updated officer certifications pursuant to Rule 12B-15 of the Exchange Act.

RESPONSE:  Our Form 10-K/A Amendment No. 3, filed with the Commission on February 22, 2011, has been amended to include a revised report from our accountants, all of Item 8 and updated officer certifications.

Item 9 A(T) Controls and Procedures, page 23

2.

Part II, Item 9A of Form 10-K is the applicable Item for you since your latest year ended is June 30, 2010. See Items 307, 308 and 308T of Regulation S-K. In addition your evaluation of the effectiveness of your disclosure controls and procedures is to be as of the end of the period covered by the Form 10-K report and not as of an evaluation date of May 31, 2009. Amend your Form 10-K accordingly to note the correct Item 9A designation and the appropriate evaluation date as of the end of the reporting period.

RESPONSE:  On December 16, 2010, the Company filed a Form 10-K/A Amendment No. 2 with the Commission which corrects the Item 9A designation and the evaluation date of the effectiveness of our disclosure controls and procedures to the end of the reporting period.  Our Form 10-K/A Amendment No. 3 also includes the correct Item 9A designation and evaluation date.

In connection with the Company’s response to the comments set forth in the January 19, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have been filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

FERO INDUSTRIES, INC.

/s/ Kyle Schlosser

By:  Kyle Schlosser

Title:  Chief Executive Officer

Endnotes

254-16 Midlake Boulevard SE, Calgary Alberta, Canada T2X 2X7